List of Issuers of Guaranteed Securities

As of February 22, 2022, the debt instruments indicated are below fully and unconditionally guaranteed by Sun Communities, Inc.

Debt Instrument	Issuer	Jurisdiction of Organization
2.7% Senior Notes due 2031	Sun Communities Operating Limited Partnership	Michigan
2.3% Senior Notes due 2028	Sun Communities Operating Limited Partnership	Michigan